FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

July 31, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is July 30, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports results of Annual General Meeting held July 30, 2008.

Item 5.	Full Description of Material Change

The Issuer reports that at the annual meeting of shareholders held on July 30th, 2008, the shareholders approved the following matters:

1.

The election of three of management’s nominees as set out in the Information Circular; as follows:

Anton J. Drescher

Rowland Perkins

Jeffrey Pontius

Prior to the commencement of the meeting, one of management’s nominees, Gerhard Drescher, advised the Company that he no longer wished to be re-elected as a director.  Nominations were requested at the meeting and Mark Cruise was nominated.  Accordingly, Mark Cruise was appointed as the fourth member of the Company’s Board of Directors.

A base metal specialist, Mark completed his Ph.D. on the Irish Zinc Lead orefield and has extensive global base metal experience from grass-roots exploration through resource definition to production in Europe and the Americas on behalf of Pasminco Exploration and Anglo American, respectively. Mark was part of the technical team that defined, permitted and put the circa 22MT Lisheen Zinc-Lead underground mine into production on behalf of Anglo American.

2.

The appointment of BDO Dunwoody LLP, Chartered Accountants, as auditors of the Company for the ensuing year and authorizing the directors to fix the auditor's remuneration.

3.

The Company’s 2008 Stock Option Plan, pursuant to which the maximum number of common shares of the Company reserved for issuance under the 2008 Stock Option Plan shall be 10% of the issued and outstanding share capital at the time of granting.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Anton J. Drescher, President

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

August 1, 2008